UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026.

Commission File Number: 001-39904

HUADI INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

No. 1688 Tianzhong Street, Longwan District,
Wenzhou, Zhejiang Province
People’s Republic of China 325025
Tel: +86-057786598888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its notice of extraordinary general meeting of shareholders and proxy statement and proxy card.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
Exhibit 99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2026	Huadi International Group Co., Ltd.

	By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

 2